Exhibit 4.11

To:	January 19, 2017

Todos Medical Ltd.

Attn. Mr. Rami Zigdon, Chief Executive Officer

Rehovot

Dear Sir/Madam,

Re: Accounting Services Proposal

Following our meetings and conversations and I am pleased to hereby submit a quote for accounting services for Todos Medical, Ltd. A Company (hereafter the "Company"). I am certain that our office is prepared to provide you with a personal, reliable, timely and professional service.

Shlomo Zakai, CPA

Shlomo Zakai is Certified Public Accountant since 1998 with vast experience in the field of corporate accounting management, financial reporting, US GAAP and IFRS. Our office provides CFO and controller services to numerous companies and assists US and Israeli traded companies with implementing Sarbanes-Oxley Act.

The firm was formed in 2000 by Shlomo Zakai CPA, aiming to provide a wide range of advanced financial services to clients of different sizes while maintaining uncompromised service quality and professionalism. Our office provides accounting services and financial management to a wide range of private and traded companies.

The office team encompasses CPAs, interns, and bookkeepers with personal and service orientation.

The Activity of the Company:

As per our conversation the company develops non-invasive blood tests for cancer screening. As understood the Company is in the process of completing the registration of its ordinary shares on the OTC Stock Exchange. At this point, the Company is employing approximately 5 employees and its research and development activity is suitable for a small company. The company anticipates that the volume of activity will remain at a similar level until a completion of a significant fund-raising. Company's bookkeeping is carried out by an accounting office located at Ashdod, and is updated constantly in shekels and dollars.

As stated above, and considering that it is anticipated that the Company will be a public company whose shares will be listed on the OTC, the Company is required to file its annual reports in a format of 20-F and may submit quarterly reports or Press Release at a format to be determined by the Company's management and its legal counsel. The Company will be subject to both Israeli and US regulations and we will sign all document as required from a CFO to sign under such regulations (including signing 302-906 management certifications).

The Required Services

1.	Mr. Shlomo Zakai shall act as CFO of the Company as of February 1, 2017.

2.	Monthly participating in meetings of the board of directors of the Company and any committee thereof, or via conference call as requested.

3.	Supervision on Company’s activity with banks and cash flow.

4.	Accompanying and supervision over the Company's bookkeeping department.

5.	Ongoing assistance for Company's management in its financial management.

6.	Monthly preparation of budget spreadsheet in a similar format that was provided to us.

7.	Annual accounting services:

•	Preparation of The Company’s bookkeeping data for an audit by The Company’s auditors.

•	Drafting of financial statements in accordance with the US accounting rules and as per the requirements of the SEC and submission to The Company’s auditors for review.

•	Editing, preparation and coordination of other required related documentations (such as coordinating Edgar and XBRL with the broker).

•	Signing the financial statements as CFO of the company (depending on the existence of liability insurance policy).

•	Manage Chief Scientist application

•	Review proposed contracts of the company

•	Manage the subsidiary - Todos Medical Singapore accounting

8.	Preparation of financial statements and the Israeli IRS reports for the auditors’ review.

Optional Services

9.	Quarterly accounting services:

•	Preparation of The Company’s bookkeeping data for the review by The Company’s auditors.

•	Drafting of financial reporting as shall be determined by management (quarterly financial statements or Press Release).

The Quote:

The Service	Fee (without VAT)
The required services as specified in paragraphs 1 to 8 above.	1,000 US Dollars a month.
During the period of the first three month of the engagement (January through March 2017) and due to the additional required tasks (preparation of the 2016 annual statements and 2015 tax returns and 20-F) the fees for such period shall be	2,000 US Dollars a month.
The required services as specified in paragraph 9 above.	750 US Dollars per quarter
In the events the Company would succeed with equity fund-raising over $3 Million the fees shall be discussed between the parties to this proposal.

Payment of our fees shall be made in accordance with the representative rate of exchange on the date of payment. All payments shall be made against receipt of a tax invoice.

Termination by any party may be effected by a 60 days prior written notice. Upon termination we undertake to arrange for the orderly transfer of our tasks to any replacement.

We undertake to fully comply in our role as CFO with the Company's policies, as shall be in effect from time to time, including code of business ethics, reporting to the CEO and the board of directors when needed.

The relationship between us including anyone performing the Services on our behalf including Mr. Shlomo Zakai and Company is that of an independent contractor and customer. We declare and confirm that there will be no employer - employee relationship between the Company and us or anyone performing the Services on our behalf.

We will maintain in strict confidence all information disclosed to us by the Company, subject to any legal requirement of disclosure of such information.

Company shall be the sole and exclusive owner of any and all materials, results, products, that result from, or are suggested by us in connection with the Services, or that are created, developed, conceived, reduced to practice, discovered, invented or made by us (whether solely or jointly with others) in connection with our performance of the Services. To the extent permitted under applicable law, all the foregoing (“Proprietary Materials”), including any and all Intellectual Property Rights related therein will constitute “works made for hire” by us for Company, and the ownership of such Proprietary Materials will vest in Company at the time they are created. To the extent that the Proprietary Materials are not “works made for hire” under applicable copyright or other laws, we hereby assign and transfer to Company all right, title and interest that we may now or hereafter have in the Proprietary Materials. We agree to: (i) promptly disclose to Company the creation or existence of all Proprietary Materials; and, (ii) take such action, during the Term of this Agreement and thereafter, as Company may request, to evidence, transfer, vest or confirm Company’s right, title and interest in and to the Proprietary Materials, provided that Company shall reimburse us for all our directly related out-of-pocket expenses evidenced in connection therewith.

We very much appreciate the opportunity to work with you and would be pleased to furnish any additional information you may request concerning our services, responsibilities and functions. We trust that our association will be long and mutually beneficial for all parties.

Regards,

Shlomo Zakai

Approved by,